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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

        [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form
                      N-SAR For Period Ended: June 29, 1997

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                             Item 6

Part I-Registrant Information


         Full Name of Registrant:
                           Foamex L.P. and Foamex Capital Corporation

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           1000 Columbia Avenue

                  City, State and Zip Code
                              Linwood, PA 19061


Part II-Rules 12b-25 (b) and (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)



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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [x]  (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III-Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         On June 12, 1997, as part of an overall refinancing of the outstanding indebtedness Foamex International Inc.(the "Refinancing Plan"), Foamex L.P. and Foamex Capital Corporation issued 9 7/8% Senior Subordinated Notes due 2007 and Foamex L.P. entered into a new credit agreement with a group of banks. Pursuant to Item 6 of Form 10-Q, many of the agreements and other documents delivered in connection with the Refinancing Plan are required to be filed as exhibits to the Form 10-Q for the period ended June 29, 1997. Such documents could not be filed within the prescribed time period due to the amount of time required to convert such documentation into EDGAR format.



Part IV-Other Information


          (1) Name and telephone number of person to contact in regard to this notification

R. Allen Baker                 610                        859-3129
    (Name)                   (Area Code)            (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [x] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ ] Yes  [x] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   Foamex L.P.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 8/14/97                       By: /s/ Philip N. Smith, Jr.
                                    Name:   Philip N. Smith, Jr.
                                    Title: Vice President




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                           Foamex Capital Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 8/14/97                       By: /s/ Philip N. Smith, Jr.
                                    Name:  Philip N. Smith, Jr.
                                    Title: Vice President